FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 23, 2020

1.              DATE, TIME AND PLACE: On April 23, 2020, at 3 p.m., at the headquarter of Companhia Brasileira de Distribuição (“Company”), located in the City and State of São Paulo, at Avenida Brigadeiro Luís Antônio, No. 3142, Jardim Paulista, Zip Code 01402-901.

2.              CALL: Call notice duly published in the Official Gazette of the State of São Paulo on editions dated March 24, March 25 and March 26, 2020, on pages 118, 97 and 38, respectively, and in the newspaper Folha de S. Paulo on editions dated March 24, March 25 and March 26, 2020, on pages A2, A19 and A18, respectively.

3.              QUORUM: Shareholders representing 66.96%% of the Company shares, according to the signatures on the respective Shareholders Attendance Book and participation by means of the valid distance voting ballots received by the Company, thus demonstrating compliance with the legal quorum for the meeting. Also attending the meeting, through videoconference, are Messrs. Humberto Barros dos Santos, representative of Ernst & Young Auditores Independentes S/S and Luiz Nelson Guedes de Carvalho, Coordinator of the Audit Committee.

4.              MEETING BOARD: Chairman: Christophe José Hidalgo; and Secretary: Marcelo Acerbi de Almeida.

5.              AGENDA: At Annual Meeting: (i) consideration of the management’s accounts and examination, discussion and voting of the Management’s Reports and of the Financial Statements of the Company relating to the fiscal year ended on December 31, 2019; (ii) resolution on the proposal for allotment of the results for the fiscal year ended on December 31, 2019; (iii) resolution on the total annual compensation of (a) the Company’s management; and (b) Fiscal Council, in the event the shareholders require its operation; and, at Extraordinary Meeting: (iv) resolution on the proposal to amend Articles 4th and 22 of the Company’s By-laws and to restate such By-laws.

6.              RESOLUTIONS: Initially, the Secretary has informed the attendants that protests, queries and dissenting requirements regarding the agenda under resolution should be submitted in written to the presiding board, pursuant to Article 130, paragraph first, item “a”, of Law No. 6,404/1976 (“Corporations Law”). Following, it was resolved unanimously by the attending shareholders that: (i) the reading of the Call Notice and of the Management’s Proposal for this Meeting is dismissed in view of its wide dissemination; and (ii) the minutes for this Meeting will be drafted in summary form, pursuant to Article 130, paragraph first, of the Corporations Law. Then, the reading of the map containing the remote voting instructions was also dismissed and copies of such map were made available for consultation during the meeting. Next, the General Meeting decided, upon the abstention of those legally impeded of voting:

At Annual Meeting:

6.1.         By a majority of the votes, in accordance with the voting map attached hereto as Annex I, it was approved the management’s accounts, as well as the balance sheet and the other financial statements of the Company, jointly with the Management’s and the Independent Auditors’ Reports, concerning the fiscal year ended on December 31, 2019, which were published in the Official Gazette of the State of São Paulo on the edition dated April 16, 2020, on pages 11 to 44, and in the newspaper Folha de São Paulo, on the edition dated April 16, 2020, on page 1 to 13 on the section “Mercado”.

6.2.         By a majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the allocation of the profit of the fiscal year ended in December 31, 2019, including the approval of distribution of dividends in the amount of one hundred and fifty five million, eight hundred and sixty nine thousand, nine hundred and thirty three reais and thirty three centavos (R$ 155,869,933.33), in the terms set forth in the Management Proposal, thus completing the value of the minimum mandatory dividend for the social exercise ended in December 31, 2019. Therefore, of the net profit of seven hundred and ninety million, two hundred and thirteen thousand, two hundred and fifty three reais and fifty seven centavos (R$ 790,213,253.57), (i) thirty nine million, five hundred and ten thousand, six hundred and sixty two reais and sixty eight centavos (R$ 39,510,662.68) were allotted to the Legal Reserve; (ii) a hundred and eighty seven million, six hundred and seventy five thousand, six hundred and forty seven reais and seventy two centavos (R$ 187,675,647.72) were allotted to the mandatory minimum dividend, from which (a) the gross amount of thirty six million, seven hundred and thirty seven thousand, five hundred and twenty five reais and thirty four centavos (R$ 36,737,525.34) related to the 1st quarter of 2019 was already paid as interest on net equity being the value of thirty one million, eight hundred and five thousand, seven hundred and fourteen reais and thirty nine centavos (R$ 31,805,714.39) the net amount effectively distributed after the deduction of the withholding income tax; and (b) the net amount of one hundred and fifty five million, eight hundred and sixty nine thousand, nine hundred and thirty three reais and thirty three centavos (R$ 155,869,933.33) related to the 2nd, 3rd and 4th quarters, which distribution is duly approved in this Meeting, will be paid until June 15, 2020; and (iii) five hundred and fifty eight million, ninety five thousand, one hundred and thirty two reais and thirty three centavos (R$ 558,095,132.33) were allotted to the Expansion Reserve set forth in the By-laws.

6.3. The Meeting Board registered the receipt of a request from shareholders, in accordance with the voting map attached hereto as Annex I, for the installation of the Fiscal Council, in accordance with Article 161, second paragraph, of the Corporations Law, for a term ending on the Company’s Annual Shareholders’ Meeting that will approve the financial statements of the fiscal year to be ended on December 31, 2020.

Considering the requisition of the separated voting procedure, pursuant to Article 161, fourth paragraph, of the Corporations Law, the shareholders bearer of shares that requested such procedure decided, by majority of votes (considering 133,100 votes in favor and 2,638,600 abstentions), to elect as effective member of the Fiscal Council to the above-mentioned period Mr. Rafael de Souza Morsch, Brazilian citizen, married, economic scientist, bearer of the identity card (RG) No 1086004841 (SSP/RS), enrolled with CPF/ME under No 012.184.570-23, resident and domiciled at the city of Porto Alegre, State of Rio Grande do Sul, with commercial address at Avenida Carlos Gomes, No 1492, room 1208, 904800-002 and, as alternate member, Ms.. Debora de Souza Morsch, Brazilian citizen, divorced, civil engineer, bearer of the identity card (RG) No 2019451364 SSP/RS, enrolled with CPF/ME under No  393.791.320-34, resident and domiciled at the city of Porto Alegre, State of Rio Grande do Sul, with commercial address at Avenida Carlos Gomes, nº 1492, room 1208, 90480-002..

Subsequently, by majority vote, the controlling shareholder (representing 100.329.523  ordinary shares), nominated as effective member for the Fiscal Council for the above-mentioned period (i) Eric Aversari Martins, Brazilian citizen, married, accountant, bearer of the identity card (RG) No 19.592.390, enrolled with CPF/ME under No 163.002.828-21, resident and domiciled at Rua Inocêncio Unhate 96, ap. 51, Perdizes, city of São Paulo, State of São Paulo; and (ii) Líbano Miranda Barroso, Brazilian citizen, married, economist, bearer of the identity card (RG) No M-2.063.971 SSP/MG, enrolled with CPF/ME under No 421.016.386-49, resident and domiciled at Rua Tumiaru, n° 171, ap. 251, CEP 04008-050, city of São Paulo, State of São Paulo; and its respective alternates, ((i) Antonio Sergio Salvador dos Santos, Brazilian citizen, divorced, social communicator, bearer of the identity card (RG) No 07.217.895-7, SSP/RJ, enrolled with CPF/ME under No 888.750.677-91, resident and domiciled at Rua Henrique Schaumann, 270, 3º andar, Cerqueira César, city of São Paulo, State of São Paulo; and (ii) Jerônimo

Antunes, Brazilian citizen, married, accountant, bearer of the identity card (RG) No 7.988.834-3, enrolled with CPF/ME under No 901.269.398-53, resident and domiciled at Rua Dr. Diogo de Faria, 1320, apto. 162, CEP: 04037-005, city of São Paulo, State of São Paulo.

All the members of the Fiscal Council have stated, under the penalty of the law, that they have not committed any crimes which impede them to exercise commercial activities having knowledge of Article 147 of the Corporations Law. The members of the Fiscal Council will assume its position with the signature of the Investiture Term drawn in the proper book.

6.4.         By a majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the Management’s Proposal regarding the annual global compensation of the Company’s management in the amount of a hundred and forty two million, sixty six thousand, five hundred and fifty six reais and eleven centavos (R$ 142,066,556.11), of which (i) up to seventy five million, one thousand, eight hundred and nineteen reais and eleven centavos (R$ 75,001,819.01) are allotted to the Board of Directors; (ii) up to eight hundred and twenty thousand and eight hundred reais (R$ 820,800.00) are allotted to the Fiscal Council; and (iii) up to sixty six million, two hundred and forty three thousand, nine hundred and thirty seven reais and ten centavos (R$ 66,243,937.10) are allotted to the Board of Executive Officers. The compensation of the management includes the estimated costs arising from agreements entered into with the Officers under the Stock Option Plan and the Equity Compensation Plan. Given the current scenario involving the pandemic, the Company will evaluate, based on market conditions, the adequate moment to make any non-current payment.

At Extraordinary Meeting

6.5.         By a majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the Management’s Proposal for amendment and restatement of the Company’s By-laws to (i) update the Company’s capital stock in order to reflect the increases resulting from the exercises of stock options, within the authorized capital limit, approved by the Board of Directors since the Extraordinary General Meeting held on December 30, 2019 until this date, and, consequently, the amendment of Article 4th‘s caput of the Company’s By-laws, which shall be read as follows: “ARTICLE 4 - The Company Capital is R$ 6,858,956,984.34 (six billion, eight hundred and fifty-eight million, nine hundred and fifty-six thousand, nine hundred and eighty-four reais and thirty-four centavos), fully subscribed and paid in, divided into 268,045,722 (two hundred and sixty eight million, forty-five thousand, seven hundred and twenty two)common shares, all registered with no par value.”; and (ii) to specify that the mandate period of the Executive Board is of two (2) years, reelection being permitted, with the consequent addition of the Sole Paragraph in Article 22 of the Company’s By-laws, which shall be read as follows “ARTICLE 22 – The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer (the “CEO”), one (1) as the Investor Relations Executive Officer and the others as Vice Chief Executive Officers and Officers. Sole Paragraph – The mandate period of the Executive Board is of two (2) years, reelection being permitted.” In this regard, the restated By-Laws of the Company shall be in force pursuant to Annex II attached hereto.

7.              DOCUMENTS FILED: (a) Call Notice; (b) Financial Statements for the fiscal year ended on December 31, 2019; (c) Management’s Proposal; and (d) Voting Map.

8.              ADJOURNMENT: With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the attending shareholders.

9.              CERTIFICATE: This is a true copy of the original drawn up in the Book of Minutes of the General Meetings of the Company, pursuant to Article 130, third paragraph, of the Corporations Law.

10.           SIGNATURES: Meeting Board: Chairman – Christophe José Hidalgo; Secretary - Marcelo Acerbi de Almeida. Attending shareholders: Represented by Luis Antonio Semeghini de Souza: Wilkes Participações SA; King LLC; Helicco Participações Ltda; Geant International BV; and Segisor. Represented by Livia Beatriz Silva do Prado: The New Zealand Guardian Trust Company Limited In Its Capacity As Trustee Of The BNZ Wholesale International Equities (Index) Fund; Best Investment Corporation; HSBC ETFS Public Limited Company; HSBC Gb Investment Funds - Economic Scale Gem Equity; HSBC Global Investment Funds - Brazil Equity; HSBC Global Investment Funds - Bric Equity; HSBC Global Investment Funds - Bric Markets Equity; Blackwell Partners LLC Series A; Fidelity Funds - Latin America Fund; Nushares ESG Emerging Markets Equity ETF; Stichting Pensioenfonds PGB; JP Morgan Chase Bank; Conti International. Represented by Matheus Diego Perencin Vizotto: Hayp Fundo De Investimento Em Ações. Distance Voting Ballot: Aberdeen Inv Funds ICVC III - Aberdeen Global Emerg M Q E Fd; Aberdeen Investment Funds UK ICVC II - Aberdeen Em; Abu Dhabi Retirement Pensions And Benefits Fund; Advanced Series Trust - Ast Parametric Eme Portfolio; Alaska Permanent Fund; Alliancebernstein Delaware Business Trust - A I All-C P S; Allianz Best Styles Global Ac Equity Fund; Allianz Gl Investors Gmbh On Behalf Of Allianzgi-Fonds Dspt; Allianz Global Investors Fund - Allianz Best Style; Allianz Global Investors Fund-Allianz Best Styles G Ac Eq; Amergen Clinton Nuclear Power Plant Nonqualified Fund; American Airlines Inc., Master Fixed Benefit

Pension Trust; American Century Retirement Date Trust; American Century World Mutual Fd,Inc-Nt Emerging Markets Fd; American Century World Mutual Funds, Inc Emerg Markets Fund; American Century World Mutual Funds, Inc. - Emerging M S C F; American Heart Association, Inc.; Arizona Psprs Trust; Ascension Alpha Fund, LLC; Aviva I Investment Funds ICVC - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Bellsouth Corporation Rfa Veba Trust; Beresford Funds Public Limited Company; Blackrock A. M. S. Ag On B. Of I. E. M. E. I. F. (Ch); Blackrock Asset Manag Ir Lt I Its Cap A M F T Bkr I S Fd; Blackrock CDN MSCI Emerging Markets Index Fund; Blackrock Dynamic High Income Portfolio Of Blackrock F II; Blackrock Funds I Icav; Blackrock Global Funds; Blackrock Global Funds World Agriculture; Blackrock Global Index Funds; Blackrock Institutional Trust Company Na; Blackrock Latin America Fund Inc; Blackrock Latin American Investment Trust Plc; Blackrock Life Limited - Dc Overseas Equity Fund; Blackrock Multi-Asset Income Portfolio Of Blackrock Funds II; Blackrock Strategic Funds - Blackrock E M Absolute Return F; Blackrock Strategic Funds - Blackrock Emerging Markets E S F; BMO MSCI Emerging Markets Index ETF; BNY Mellon Funds Trust - BNY Mellon Emerging Markets Fund; BNY Mellon Opportunity Funds - B M Strategic Beta E M E F; BNY Mellon Cf Sl Emerging Markets Stock Index Fund; Board Of Pensions Of The Evangelical Lutheran Church In Amer; Boston Partners Emerging Markets Fund; Boston Partners Emerging Markets Long/Short Fund; Brandes Canada Emerging Markets Equity Unit Trust; Brandes Emerging Markets Value Fund; Brandes Global Opportunities Fund; Brandes Institutional Equity Trust; Brandes Investment Funds P L Company / Brandes E M V Fund; Brandes Investment Partners, Lp 401(K) Plan; Brandes Investment Trust - Brandes Ins Emerging Markets Fund; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company II, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; British Coal Staff Superannuation Scheme; British Columbia Investment Management Corporation; Bureau Of Labor Funds - Labor Insurance Fund; Cadence Global Equity Fund L.P.; Caisse De Depot Et Placement Du Quebec; California Public California State Teachers Retirement System; Calvert Emerging Markets Advancement Fund; Canada Post Corporation Registered Pension Plan; Catholic United Investment Trust; Causeway Emerging Markets Fund; Causeway Emerging Markets Group Trust; Causeway Funds Plc; Causeway International Opportunities Fund; Causeway International Opportunities Group Trust; Central Provident Fund Board; Chang Hwa Co Bank, Ltd In Its C As M Cust Of N B Fund; Chang Hwa Com Bk Ltd In Its Cap As M Cust Of P Lat A Eq Fd; Chevron Master Pension Trust; Chevron Uk Pension Plan; CIBC Emerging Markets Index Fund; CIBC Latin American Fund; Cititrust Lim As Tr Of Black Premier Fds- Ish Wor Equ Ind Fd; City Of New York Deferred Compensation Plan; City Of New York Group Trust; City Of Philadelphia Pub Employees Ret System; Clube De Investimento Escalada; CMLA International Share Fund; College Retirement Equities Fund; Colonial First State Investment Fund 10; Columbia Em Core Ex-China ETF; Columbia Emerging Markets Consumer ETF; Commonwealth Bank Group Super; Commonwealth Emerging Markets Fund 6;

Commonwealth Global Share Fund 22; Commonwealth Global Share Fund 23; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity And Benefit Fd Of The Cook County; Desjardins Emerging Markets Multifactor - Controlled Volatil; Deutsche X-Trackers Msci All World Ex Us Hedged Equity ETF; Dimensional Emerging Mkts Value Fund; Dupont Capital Emerging Markets Fund; Dupont Pension Trust; Dws Latin America Equity Fund; Eaton Vance Collective Investment TFE Ben Plans Em Mq Equ Fd; Eaton Vance Int (Ir) F Plc-Eaton V Int (Ir) Par Em Mkt Fund; Emer Mkts Core Eq Port Dfa Invest Dimens Grou; Emerging Markets Equity ESG Screened Fund B; Emerging Markets Equity Index ESG Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Index Non-Lendable Fund; Emerging Markets Index Non-Lendable Fund B; Employees Retirement Fund Of The City Of Dallas; European Central Bank; EVTC Cit Fof Ebp-Evtc Parametric Sem Core Equity Fund Tr; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; Fator Master FIA; Fideicomiso FAE; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Rutland Square Trust II: Strategic A E M Fund; Fidelity Salem Street T: Fidelity E M Index Fund; Fidelity Salem Street T: Fidelity G Ex U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity International Sustaina; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G Ex Us I Fd; FIS Group Collective Investment Trust; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Ford Motor Co Defined Benef Master Trust; Ford Motor Company Of Canada, L Pension Trust; Forsta Ap-Fonden; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin FTSE Brazi; Franklin Templeton ETF Trust - Franklin FTSE Latin; Franklin Templeton Investment Funds; FTSE Rafi Emerging Index Non-Lendable Fund; Future Fund Board Of Guardians; Gam Multistock; Gam Star Fund Plc; General Electric Pension Trust; General Organisation For Social Insurance; General Pension And Social Security Authority; Givi Global Equity Fund; Global Alpha Tilts Fund B; Global Macro Capital Opportunities Portfolio; Global Trust Comp Fbo Aqr Collec Inv Trust-Aqr E E C I Fund; Gmo Tax-M. B - F. Free, A S. Of Gmo M. P. (Onshore), L.P.; Goldman Sachs Trust II- Goldman Sachs Multi-Manager G E Fund; Government Employees Superannuation Board; Government Of Singapore; Halliburton Co Employee Benefit Master Trust; HSBC Bric Equity Fund; HSBC Emerging Markets Pooled Fund; Ibm 401 (K) Plus Plan; International Expatriate Benefit Master Trust; International Monetary Fund; Invesco Funds; Invesco Purebetasm Ftse Emerging Markets ETF; Investeringsforeningen Procapture G Emerging M I F - Acc. Kl; Investeringsforeningen Procapture Global Ac I Fund - Acc Kl; Investeringsforeningen Sparinvest Index Emerging Markets; Investeringsforeningen Sparinvest Value Emerging Markets; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (De) I

Investmentaktiengesellschaft Mit Tg; Ishares Core MSCI Emerging Markets ETF; Ishares Core MSCI Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares ESG MSCI Em ETF; Ishares ESG MSCI Em Leaders ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares MSCI Acwi ETF; Ishares MSCI Acwi Ex U.S. ETF; Ishares MSCI Brazil ETF; Ishares MSCI Bric ETF; Ishares MSCI Emerging Markets ETF; Ishares MSCI Emerging Markets Ex China ETF; Ishares Public Limited Company; Ishares V Public Limited Company; Itau Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Japan Trustee Services B, Ltd. Re: Rb Em Small-Mid Cap Eq Fd; Japan Trustee Services Bank, Ltd. Re: Stb Daiwa E E F I M F; Japan Trustee Services Bank, Ltd. Stb Brazil Stock Mother Fu; Japan Trustee Services Bk, Ltd. Re: Rtb Nikko Bea Mother Fd; Jnl Multi-Manager Alternative Fund; JNL/Mellon Emerging Markets Index Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Funds II Strategic Equity Allocation Fund; John Hancock Variable Ins Trust Intern Equity Index Trust; Jp Morgan Bank (Ireland) Plc As Trustee Of Blackrock Ucits F; K Investments Sh Limited; Kaiser Foundation Health Plan, Inc. Retiree Health; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem Iii; Kieger Fund I - Kieger Global Equity Fund; Kraneshares Msci Emerging Markets Ex China Index E; Laerernes Pension Forsikringsaktieselskab; Legal Gen Future Wrd Climate Change Eqty Factors Ind Fund; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Icav; Legal General International Index Trust; Legal General Scientific Beta Emerging Markets Fund, LLC; Legal And General Assurance Pensions Mng Ltd; Legal And General Assurance Society Limited; Legg Mason Global Funds Plc; Los Angeles County Employees Ret Association; LVIP Blackrock Advantage Allocation Fund; LVIP SSGA Emerging Markets Equity Index Fund; Managed Pension Funds Limited; Maryland State Retirement And Pension System; Mercer QIF Fund Plc; Mercer Ucits Common Contractual Fund; Metallrente Fonds Portfolio; MFS Heritage Trust Company Collective Investment Trust; MFS International New Discovery Fund; MFS Meridian Funds - Latin American Equity Fund; Mineworkers Pension Scheme; Ministry Of Economy And Finance; Mopyata Fundo De Investimento Em Acoes; Morgan Stanley Investment Funds Global Balanced Defensive Fu; Morgan Stanley Investment Funds Global Balanced Fund; MSCI Acwi Ex-U.S. Imi Index Fund B2; Municipal E Annuity A B Fund Of Chicago; Nat West Bk Plc As Tr Of St James Pl Gl Equity Unit Trust; National Council For Social Security Fund; New Church Investment Fund; New South Walles Tr Corp As Tr For The Tc Emer Mkt Shar Fund; New York State Teachers Retirement System; New Zealand Superannuation Fund; NFS Limited; Nomura Funds Ireland Plc - American Century Emergi; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (Acwi) E-U F-L; Northern Trust Collective Emerging Markets Index Fund-Lend; Northern Trust

Investiment Funds Plc; Northern Trust Lux Man Comp Sa In R Of Sch Int S R F Fcp-Sif; Northern Trust Ucits Fgr Fund; NTGI Qm Common Daily All Count World Exus Equ Index Fd Lend; NTGI Quantitative Management Collec Funds Trust; NTGI-Qm Common Dac World Ex-Us Investable Mif - Lending; NTGI-Qm Common Daily Emerging Markets Equity I F- Non L; Nuveen Emerging Markets Equity Fund; Ohio Police And Fire Pension Fund; Onepath Global Emerging Markets Shares(Unhedged) Index Pool; Panagora Diversified Risk Multi-Asset Fund, Ltd; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-Managed Emerging Markets Fund; Parametric Tmemc Fund, Lp; Pensioenfonds Werk En (Re)Intergratie; People S Bank Of China; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rae Emerging Markets Fund; Pimco Funds Global Investors Series Plc; Pimco Rae Emerging Markets Fund LLC; Pool Reinsurance Company Limited; Powershares Ftse Rafi Emerging Markets Ucits ETF; Public Employees Retirement Association Of New Mex; Public Employees Retirement System Of Ohio; Public Pension Agency; Public Sector Pension Investment Board; QS Investors Dbi Global Emerging Markets Equity Fund Lp; Qsuper; Regime De Retraite D Hydro-Quebec; Retirement Income Plan Of Saudi Arabian Oil Company; Robeco Capital Growth Funds; Russell Investment Company Emerging Markets Fund; Russell Investment Company Public Limited Company; Russell Investment Management Ltd As Trustee Of The Russell; Russell Tr Company Commingled E. B. F. T. R. L. D. I. S.; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schlumberger Group Trust Agreement; Schroder International Selection Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc- Fundamental; SCRI Robeco Qi Inst Emerg Mkts Enhanced Ind Equities Fund; SCRI-Robeco Qi Cust Emerg Markets Enhanced Index Equit Fund; Sei Institutional Investments Trust- Emerging Markets E Fund; Skagen Kon-Tiki Verdipapirfond; Southern Cal Ed C N F Q C Dc Mt S On P Vd N G; Spartan Group Trust For Emplyee Benefit Plans: Spartan Emerg; SPDR MSCI Emerging Markets Fossil Fuel Free ETF; SPDR MSCI Emerging Markets Strategicfactors ETF; SPDR Sp Emerging Markets Fund; SSGA MSCI Acwi Ex-Usa Index Non-Lending Daily Trust; Ssga Msci Brazil Index Non-Lending Qp Common Trust Fund; SSGA SPDR ETFs Europe I Plc; St Lt Dep Scottish Widows Trks Emg Mkt Fun; St Str MSCI Acwi Ex Usa Imi Screened Non-Lending Comm Tr Fd; Stanlib Funds Limited; State Of Alaska Retirement And Benefits Plans; State Of Minnesota State Employees Ret Plan; State Of New Jersey Common Pension Fund D; State Of New Mexico State Inv. Council; State Of Wyoming; State St Gl Adv Trust Company Inv Ff Tax Ex Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global A Lux Sicav - Ss Em Sri Enhanced E F; State Street Global Advisors Lux Sicav - S S G E M I E Fund; State Street Global All Cap Equity Ex-Us Index Portfolio; State Street Ireland Unit Trust; Stiching Pensioenfonds Voor Huisartsen; Stichting Bedrijfstakpensioenfonds V H Beroepsvervoer O D

We; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Uwv; Stichting Pensioenfonds Van De Abn Amro Bk NV; Stichting Pggm Depositary; Stichting Philips Pensioenfonds; Storebrand Sicav; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation Of S Australia; T C S B Ltd. As Trustee For World Low V S-M E F; Teacher Retirement System Of Texas; Teachers Retirement System Of Oklahoma; Teachers Retirement System Of The State Of Illinois; The Bank Of N. Y. M. (Int) Ltd As T. Of I. E. M. E. I. F. Uk; The Bank Of N. Y. M. (Inter) Ltd As T. Of B. E. M. A. A. F.; The Bank Of New York Mellon Emp Ben Collective Invest Fd Pla; The Board Of The Pension Protection Fund; The Board Of.A.C.E.R.S. Los Angeles,California; The Boeing Company Employee Savings Plans Master Trust; The Chicago Pub. School Teachers P. And Retirem F; The Emerging M.S. Of The Dfa I.T.Co.; The Government Of His M The S And Y D-P Of Brunei Darussalam; The Master T Bk Of Jpn, Ltd As T Of Nikko Br Eq Mother Fund; The Master Tr Bank Of Japan As Tr For Hsbc Brazil Mother Fd; The Master Trust Bank Of Jap, Ltd. As Tr. For Mtbj400045828; The Master Trust Bank Of Jap., Ltd. As Tr. For Mtbj400045829; The Master Trust Bank Of Japan, Ltd. As T. For Mtbj400045835; The Master Trust Bank Of Japan, Ltd. As Tr For Mutb400045792; The Master Trust Bank Of Japan, Ltd. As Trustee For Mutb4000; The Master Trust Bank Of Japan, Ltd. Trustee Mutb400045794; The Monetary Authority Of Singapore; The Nomura T And B Co Ltd Re I E S Index Msci E No Hed M Fun; The Pension Reserves Investment Manag.Board; The Regents Of The University Of California; The Seventh Swedish National Pension Fund - Ap7 Equity Fund; The State Teachers Retirement System Of Ohio; The Sultanate Of Oman Ministry Of Defence Pension Fund; The Texas Education Agency; Thomas White Emerging Markets Fund, LLC; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Tiaa - Cref Life Fds - International Eq Fd; Tiaa Cref Funds - International Equity Fund; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Fund; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity I F; Tm Cavendish Worldwide Fund; Total International Ex U.S. I Master Port Of Master Inv Port; Trust Custody Services Bank, Ltd. Re: Diam Brics Equity Mf; Trust Custody Services Bank, Ltd. Re: Emerging E P M F; Trust And Cus Services Bank, Ltd. As Trt HSBC Br New Mo Fd; Ups Group Trust; Utah State Retirement Systems; Valic Company II - International Opportunities Fund; Vanguard Emerging Markets Share Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard ESG International; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Total International Stock Index Fd, A Se Van S F; Vanguard Total World Stock Index Fund, A Series Of; Variable Insurance Products Fund II: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder F; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Victorian Superannuation Fund; Voya Emerging Markets Index Portfolio; Voya Multi-Manager Emerging Markets Equity Fund; Washington State Investment Board; Wellington

Management Funds (Ireland) Plc; Wells Fargo Bk D Of T Establishing Inv F For E Benefit Tr; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Virginia Investment Management Board; Wisdomtree Emerg Mkts Quality Div Growth Fund; Wisdomtree Emerging Markets Consumer Growth Fund; Xtrackers MSCI Acwi Ex Usa ESG Leaders Equity ETF; Xtrackers MSCI Emerging Markets ESG Leaders Equity.

São Paulo, April 23, 2020.

Meeting Board:

___________________________ Christophe José Hidalgo Chairman	___________________________ Marcelo Acerbi de Almeida Secretary

ANNEX I

To the minutes of the annual and special shareholders’ meeting held on April 23, 2020

Voting Map

Annual General Meeting (AGM) - 04/23/2020 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2019.	Approve	165,832,264
		Reject	436,764
		Abstain	13,059,983
2

Resolve on the proposal for allocation of the net profit for the fiscal year ended December 31, 2019, as detailed in the Management Proposal, in the following terms: (i) R$ 39,510,662.68 to the Legal Reserve; (ii) R$ 187,675,647.72 as minimum mandatory dividends, from which (a) the gross amount of R$ 36,737,525.34 related to the 1st quarter of 2019 was already paid as interest on net equity (being the value of R$ 31,805,714.39 the net amount effectively distributed after the deduction of the withholding income tax); and (b) the net amount of R$ 155,869,933.33 related to the 2nd, 3rd and 4th quarters, will be paid as dividend within 60 days of the date of the Meeting; and (iii) R$ 558,095,132.22 to the Expansion Reserve account.

		Approve	179,194,522
		Reject	487
		Abstain	134,102
3	Determination of an annual global compensation of R$ 142,066,556.11 for the members of Company’s management and Company’s fiscal council, in case the Shareholders request its installation for the year 2020, in the terms of the Management Proposal, being up to R$ 66,243,937.10 to the Board of Officers, up to R$ 75,001,819.01 to the Board of Directors and up to R$ 820,800.00 to the Fiscal Council.	Approve	118,795,254
		Reject	60,140,967
		Abstain	392,890
4	Do you wish to request the operation of the Fiscal Council for the fiscal year of 2020?	Yes	44,660,601
		No	8,067,849
		Abstain	8,202,289
5	Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?	Yes	48,163,508
		No	9,942,510
		Abstain	-

Voting map

Extraordinary General Meeting (EGM) - 04/23/2020 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Resolve on the proposal of amendment of Articles 4th and 22 of the Company’s By-laws, pursuant to the Management Proposal, to (i) reflect the capital stock increases resulting from the exercise of stock options, within the authorized capital limit, approved at meetings of the Board of Directors since the Extraordinary General Meeting held in December, 2019; and (ii) specify that the mandate period of the Board of Directors is of two (2) years, reelection being permitted.	Approve	179,042,234
		Reject	168,993
		Abstain	4,691
2	Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?	Yes	49,219,056
		No	8,773,769
		Abstain	-

ANNEX II

To the minutes of the annual and special shareholders’ meeting held on April 23, 2020

This document is a free translation of the Estatuto Social of Companhia Brasileira de Distribuição. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation.

Consolidated Bylaws

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ Registry (CNPJ/ME) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15th, 1976 (“Law No. 6,404/76”) as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) Novo Mercado, the Company~~,~~ and its shareholders, including controlling shareholders, officers and members of the Fiscal Council, when installed, will be subject to the provisions of B3’s Novo Mercado Regulations.

ARTICLE 2 – The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality.

First Paragraph – The Company may also engage in the following activities:

(a)                manufacturing, processing, handling, transformation, exporting, importing and representation of food or non-food products either on its own or through third parties;

(b)               international trade, including that involving coffee;

(c)                importing, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

(d)               sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Compounding Drugstore of each specialty;

(e)                sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

(f)                sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

(g)                rental of any recorded media;

(h)               provision of photo, film and similar studio services;

(i)                 execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

(j)                 acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

(k)               provision of data processing services;

(l)                 building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

(m)             use of sanitary products and related products;

(n)               general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

(o)               communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

(p)               purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

(q)               performance of studies, analysis, planning and markets research;

(r)                 performance of market testing for the launching of new products, packaging and labels;

(s)                creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and of advertising;

(t)                 provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose;

(u)               lease and sublease of its own or third-party furnishings;

(v)               provision of management services;

(w)              representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object, and in commercial enterprises of any nature;

(x)               agency, brokerage or intermediation of coupons and tickets;

(y)               services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, payment forms, printed documents and documents in general;

(z)                provision of services in connection with parking lot, permanence and the safeguarding of vehicles;

(aa)            import of beverages, wines and vinegars;

(bb)           sale of seeds and seedlings;

(cc)            trade of telecommunications products; and

(dd)           import, distribution and trade of toys, metallic pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.

Second Paragraph – The Company may provide guarantees or collateral for business transactions in its interest, although it must not do so merely as a favor.

ARTICLE 3 – The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 – The Company Capital is R$ 6,858,956,984.34 (six billion, eight hundred and fifty-eight million, nine hundred and fifty-six thousand, nine hundred and eighty-four reais and thirty-four centavos), fully subscribed and paid in, divided into 268,045,722 (two hundred and sixty eight million, forty-five thousand, seven hundred and twenty two) common shares, all registered with no par value.

First Paragraph – The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders’ Meetings.

Second Paragraph – The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404/76, subject to the maximum limits established by the Brazilian Securities Commission ("Comissão de Valores Mobiliários", or “CVM”).

Fourth Paragraph - The Company shall not issue preferred and founders' shares.

ARTICLE 5 – The Company is authorized to increase its capital stock by resolution of the Board of Directors without the need to amend the Company By-laws, up to the limit of four hundred million (400,000,000) common shares.

First Paragraph – The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders’ Meeting.

Second Paragraph – Within the limit of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 6 – The issuance of shares, subscription bonuses or debentures convertible into shares up to the limit of the authorized capital, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph – Except for the provision set out in the caput of this Article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, which exercise shall be governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 7 – The General Shareholders’ Meeting is the meeting of the shareholders, which shareholders may attend in person or by appointing and constituting their representatives under the provisions of the Law, in order to resolve on matters of interest to the Company.

ARTICLE 8 – The General Shareholders' Meeting shall be called, installed and chaired by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairmen of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors and shall have the following powers:

(I)             the amendment to the Company's By-laws;

(II)            the appointment and removal of members of the Company's Board of Directors at any time;

(III)           the appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;

(IV)          the approval, annually, of the accounts of management and financial statements prepared by the Company´s management;

(V)           the approval of any issuance of shares, bonuses, debentures convertible into its shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, without limiting the powers of the Board of Directors provided in Article 5 and Article 17(g);

(VI)          the approval of any appraisals of assets which the shareholders may contribute for the formation of the Company's capital;

(VII)         the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

(VIII)        the approval of any proposal for dissolution or liquidation of the Company, or for appointing or replacement of its liquidator(s);

(IX)          the approval of the accounts of the liquidator(s); and

(X)           the establishment of the global annual compensation of the members of the Board of Directors and of the Executive Board.

ARTICLE 9 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the majority of votes of the shareholders present at the General Shareholders’ Meeting, excluding all the blank votes, except as otherwise required by the exemptions set forth by law and applicable regulation.

ARTICLE 10 – The Annual General Shareholders’ Meeting shall have the powers set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph – Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently to the Annual General Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 11 – The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph – The investiture of the members of the Company’s management will be subject to the prior execution of an instrument of investiture which shall contemplate the arbitration clause provided for in Article 38.

Second Paragraph – The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Third Paragraph – The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 12 – The Board of Directors consists of at least seven (7) and no more than nine (9) members, elected and removed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being allowed.

First Paragraph – In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, a General Shareholders’ Meeting shall be called in order to proceed with a new election.

Second Paragraph – Out of the members of the Board of Directors, at least two (2) members or twenty per cent (20%) of the members, whichever is higher, shall be Independent Directors, complying with the

Novo Mercado Regulation, and the characterization of those appointed to the Board of Directors as Independent Directors must be deliberated at the General Shareholders’ Meeting that had elected them, provided that those members of the Board of Directors elected as set forth by Article 141, paragraphs 4 and 5 of Law No. 6,404/76, in the event of the existence of a controlling shareholder, shall be deemed as independent.

Third Paragraph –  When, as a result of complying with the percentage set forth above, such calculation gives a fractional number, this fractional number shall be rounded up.

ARTICLE 13 – The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the General Shareholders’ Meeting.

First Paragraph – The positions of Chairman of the Board of Directors and of Chief Executive Officer or main executive of the Company cannot be held by one and the same person.

Second Paragraph – In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Shareholders’ Meeting for the appointment of a new Chairman, until its respective investiture.

Third Paragraph – In the event of vacancy or impediment of any of the Co-Vice-Chairman of the Board of Directors, such position shall remain vacant until the General Shareholders’ Meeting that decides on the appointment of a new Co-Vice-Chairman.

Fourth Paragraph – In the event of absence of the Chairman of the Board of Directors, the Board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

ARTICLE 14 – The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up on the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph – The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means or letter, at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless of the timeliness of the respective call notice in the case of attendance of all Directors in office at such time, or with the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the members of the Board of Directors shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this paragraph, the number of members present shall include the members represented as authorized by these By-laws.

ARTICLE 15 – The Board of Directors meetings shall be presided over by the Chairman of the Board of Directors, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in the fourth paragraph of Article ~~14~~13.

First Paragraph – The resolutions of the Board of Directors shall be taken by the majority of votes cast by its members. Board members may participate in the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present at the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the substituted member.

ARTICLE 16 – The Board of Directors shall approve any modification of its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 17 – In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

(a)                set forth the general guidelines of the Company’s business;

(b)               approve or amend the annual operating plan of the Company;

(c)                appoint and remove the Executive Officers of the Company, establishing their duties and titles;

(d)               supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

(e)                call the General Shareholders’ Meeting;

(f)                issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

(g)                approve the issuance of shares, bonuses, debentures convertible into its shares up to the limit of the authorized capital and establish the respective price and payment conditions;

(h)               appoint and remove the independent public accountants, observing the Audit Committee’s recommendation;

(i)                 issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

(j)                 authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury, observing the applicable regulation;

(k)               develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (a “Profit Sharing Program”);

(l)                 define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting options to purchase shares of the Company’s stock shall be limited to fifteen per cent (15%) or less of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6,404/76;

(m)             set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders’ Meeting, provided that the limit established in item "l" above is duly observed;

(n)               set up Committees that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth each Committees’ respective powers, in accordance with the provisions of these By-laws;

(o)               approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(p)               approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA, as determined in the consolidated financial statements related to the preceding fiscal year;

(q)               approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(r)                 give favorable or unfavorable opinions on any takeover bid the object of which is the shares issued by the Company, by means of a well-grounded prior opinion, as set forth by the Novo Mercado Regulation; and

(s)                the approval of any change in the Company's dividend policy.

First Paragraph – In case a resolution is to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the Company’s management, in the case of decisions set forth in General Shareholders’ Meetings or in any equivalent body of such companies, or the vote to be cast by the members elected or appointed by the Company to the corporate management bodies of such companies if the matter of such resolution refers to the items (o), (p) and (q) of this Article, with the parameters referred to therein being calculated in accordance with the latest annual balance sheet or quarterly financial statements of such companies.

Second Paragraph – The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II
Audit Committee and Other Management’s Auxiliary Bodies

ARTICLE 18 – The audit committee, an advisory body to the Company’s Board of Directors, shall have, at least, three (3) members, which shall have at least one (1) independent Director and at least one (1) whom must have recognized experience in business accounting matters.

First Paragraph – The same member of the Audit Committee may accumulate the qualifications referred in the caput.

Second Paragraph – The members of the Audit Committee, subject to the provisions established in Article 20 and in Chapter V of these By~~-~~laws, shall be elected by the Board of Directors and meet all the applicable independence requirements as set forth in the rules of the Brazilian Securities Commission and the Novo Mercado Listing Regulation of B3.

Third Paragraph – The activities of the coordinator of the Audit Committee are defined in its internal regulations, approved by the Board of Directors.

ARTICLE 19 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms, in accordance with the conditions set forth in the Audit Committee’s Internal Regulation.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a)                death or resignation;

(b)               unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)                a substantiated decision of the Board of Directors.

Second Paragraph – In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph – The Audit Committee has the following duties, among other:

(a)                 issue its opinion on the engagement or dismissal of the independent outside auditor;

(b)                 review the management report and the financial statements, periodic financial statemens and quarterly financial information of the Company, and provide the recommendations it deems necessary to the Board of Directors;

(c)                 oversee the activities of the Company’s internal auditing and internal control departments;

(d)                 appraise and monitor the Company’s risk exposure;

(e)                 appraise and monitor the Company’s internal policies, including its policy on related-party transactions, and recommending corrections or enhancements; and

(f)                  have means to receive and treat information on noncompliance with the laws and regulations applicable to the Company, and with its internal rules and codes, including provision for specific procedures to protect whistleblowers and assure the confidentiality of such information.

ARTICLE 20 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter

V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 21 – The Board of Directors may constitute other Committees and decide their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph – The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the management of the Company.

Section III

Executive Board

ARTICLE 22 – The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer (the “CEO”), one (1) as the Investor Relations Executive Officer and the others as Vice Chief Executive Officers and Officers.

Sole Paragraph – The mandate period of the Executive Board is of two (2) years, reelection being permitted.

ARTICLE 23 – The Executive Officers shall be in charge of the general duties set forth in these By-laws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph – In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

(a)                in the event of absences and occasional impairments of the CEO, he shall be replaced by another Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s replacement within thirty (30) days, who shall complete the term of office of the CEO;

(b)               in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s replacement within thirty (30) days, who shall complete the term of office of the replaced Executive Officer.

ARTICLE 24 – The Executive Board shall meet upon call of the CEO or of half of the Executive

Officers in office.

Sole Paragraph – The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes of the Executive Officers present at the meeting. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 25 – In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

(i)                   manage the Company’s business and ensure compliance with these By-laws;

(ii)                 ensure that the Company’s purpose is duly performed;

(iii)                approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

(iv)               prepare and submit to the Annual General Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

(v)                 guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

(vi)               suggest investment and operating plans or programs to the Board of Directors;

(vii)              authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

(viii)            render an opinion on any matter to be submitted to the Board of Directors approval; and

(ix)               develop and carry out, jointly with the Board of Directors, the Profit Sharing Program.

ARTICLE 26 – The Chief Executive Officer, in particular, is entitled to:

(a)                plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

(b)               carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

(c)                call and install the meetings of the Executive Board;

(d)               coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

(e)                suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 27 – It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors, and perform all acts necessary for the Company’s regular activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 28 – The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall have a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations.

Second Paragraph – In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any of the Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by two (2) Executive Officers, by two (2) attorneys-in-fact or by one (1) Executive Officer and one (1) attorney-in-fact of whom one must always be the CEO or an attorney-in-fact duly appointed by two (2) Executive Officers of whom one must be the CEO.

Third Paragraph – The Company shall be considered duly represented:

(a)                 jointly by two Executive Officers;

(b)                 jointly by one Executive Officer and one attorney-in-fact, duly appointed pursuant the provisions of these By-laws;

(c)                 jointly by two attorneys-in-fact, duly appointed pursuant the provisions of these By-laws; or

(d)                 solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power-of-attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 29 – The Company shall have a non-permanent Fiscal Council composed of three (3) members and equal number of alternates.

First Paragraph – The Fiscal Council shall only be installed at the shareholders’ request in accordance with the applicable legislation.

Second Paragraph – The Fiscal Council, if installed, shall approve its internal regulation, which shall provide for the general rules for its functioning, structure organization and activities.

Third Paragraph – The investiture of the members of the Fiscal Council will be subject to the prior execution of the instrument of investiture which shall contemplate the arbitration clause provided for in Article 38 below.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 30 – The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 31 – The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

DESTINATION OF PROFITS

ARTICLE 32 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

(i)                   from the profits of the fiscal year shall be deducted, before any allocation of net profits, the accumulated losses and the provision of the income tax;

(ii)                 after deducting the portions described in item (i) above, the portion to be distributed in the form of employee and management profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "k" and "l" of Article 17 herein;

(iii)                the remaining net profits shall have the following destination:

(a)          5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the capital stock;

(b)          amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

(c)          25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to first paragraph below;

(d)          the profit not provisioned in the reserve described in second paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6,404/76 shall be distributed as additional dividends.

First Paragraph – The mandatory dividends shall be calculated and paid in accordance with the following rules:

(a)                 the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal years;

(b)                 the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit of the fiscal year effectively realized pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

(c)                 the profits registered in the reserve for profits to be realized, when realized and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be added to the first declared dividend after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item (iii) above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s capital stock.

Third Paragraph – If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph – The Company may elect to pay or credit interest as remuneration on its own capital, calculated on the accounts of its net worth, in due observance of the rate and limits determined by law.

ARTICLE 33 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

CHAPTER VIII

LIQUIDATION

ARTICLE 34 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

SALE OF SHAREHOLDING CONTROL

ARTICLE 35 – The direct or indirect disposal of the power of control of the Company, whether through a single transaction or through continuous transactions, shall be contracted under the condition that the acquirer of control undertakes to perform a public tender offer for shares, having as subject matter shares issued by the Company held by other shareholders, subject to the terms and conditions provided by law and regulation in force and the Novo Mercado Regulation, in order to ensure treatment equal to the treatment provided to the seller.

CHAPTER X

ACQUISITION OF RELEVANT STAKE IN THE COMPANY

ARTICLE 36 – Any person, shareholder or Group of Shareholders that acquires, whether through a single transaction or through a series of transactions (“Purchasing Shareholder”): (a) direct or indirect ownership of an amount superior than 25% (twenty five percent) of the total of the Company shares, excluding shares kept in treasury; or (b) of any other shareholders rights, including usufructuary enjoyment or establishment of a trust, concerning an amount superior than 25% (twenty five percent) of the Company shares, excluding shares kept in treasury (“Significant Equity Interest”), shall undertake a tender offer to purchase up to the totality of the Company shares or to require registration with CVM and B3, as the case maybe, on the maximum deadline of 30 (thirty) days; The deadline shall begin on the date of the transaction that triggered the Significant Equity Interest and the tender offer, in addition to CVM’s and B3’s regulation, shall have the minimum requirements set forth in this article (“OPA”):

I. OPA shall be directed to all the Company shareholders and shall aim all the shares issued by the Company;

II. whichever is higher, the price of the OPA must not be less than: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Purchasing Shareholder during the 12 (twelve) months before the Purchasing Shareholder attained the Significant Equity Interest; and (iii) 125% of the weighted average unit price of the common shares issued by the Company during the period of 120 (one hundred twenty) trading sessions prior to the OPA; and

III. must be made in an auction to be held at B3.

Paragraph 1 – The pursuance of the OPA detailed in this article will not exclude the possibility of any other person, or shareholder to pursue a concurrent tender offer, as envisaged by the applicable regulation.

Paragraph 2 – The obligation set forth in Article 254-A of Law No. 6.404/76 and in Article 35 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article.

Paragraph 3 – The person, shareholder or Group of Shareholders must comply with any standard requests or requirements of CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.

Paragraph 4 – The provision of this Article 36 will not be applicable if the person, shareholder or Group of Shareholders becomes the holder of shares in an amount superior than the Significant Equity Interest as a result of: (a) merger with another company or merger of shares of another company into the Company; (b) if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering by any person who has pre-emption rights; or, if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering due to the lack of full payment by any person who has pre-emption rights or did not have enough interested parties in the respective offer; and (c) in the event of public offerings (including restricted efforts ones).

Paragraph 5 – For calculation of the amount of the Significant Equity Interest, involuntary increases of equity interest resulting from cancelation of treasury stocks, repurchasing of shares by the Company or reduction of the corporate capital through the cancelation of shares shall not be accounted.

Paragraph 6 – For the purposes set forth herein, the following capitalized terms shall have the following meanings:

“Group of Shareholders” means a group of persons: (i) tied together by a voting agreement (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), knowing that the agreement can be direct, through controlled entities, controlling entities or companies under the same control;  (ii) between which there is some sort of control relation; (iii) under the same control; or (iv) which act under joint interests. Among the examples of persons representing the same interest is: (a) any person who is directly or indirectly holder of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of the respective other; and (b) two  persons who have a mutual investor that is holder, directly or indirectly, of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of any of the two persons. Any joint venture, investment fund, condominium, foundation, association, trust, consortium, securities portfolios, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad, will be considered part of the same Group of Shareholders if two or more persons are: (c) controlled or managed by the same legal person or by related parties of the same legal person; or (d) under the management of the same directors (or the majority of the directors is the same), considering that, in investment funds with the same directors, only will be considered as a Group of Shareholders the ones in which the decision about the exercise of voting rights in General Shareholders Meetings, in accordance with the respective bylaws, is made through discretionary power of the respective director.

“Economic Value” means the value of the Company and of its shares as may be determined by a financial institution of first class with transactions in Brazil using discounted cash flow method.

ARTICLE 37 – The OPA provisioned in Article 36 can be waived by the General Shareholders Meeting if the conditions set forth below are met.

Paragraph 1 – The General Shareholders Meeting must be opened at first convening with the attendance of shareholders that represent a minimum of 2/3 (two thirds) of the total shares traded in the market.

Paragraph 2 – If the quorum provisioned in Paragraph 1 above is not met, the General Shareholders Meeting can be opened at second convening with the attendance of any number of shareholders of shares traded in the market.

Paragraph 3 – The approval of the resolution for the waiver of the OPA must be approved by the majority of the shareholders of shares traded in the market, excluded the votes from the Purchasing Shareholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 38 – The Company, its shareholders, managers, members of the Fiscal Council, effective or alternates, if any, undertake to solve by means of arbitration before the Chamber of Market Arbitration, in the manner of its regulation, any divergence which might arise among them, related to or arising from their condition of issuer, shareholders, managers and members of the Fiscal Council, especially arising from the provisions established in the Law 6,385, of December 7, 1976, in the Law No. 6,404/76, in the By-laws of the Company, in the regulation issued by the Brazilian National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in any regulation applicable to the operation of capital markets in general, in addition to those contained in the Novo Mercado Regulation, other regulations of B3, and the Participation Agreement of the Novo Mercado.

ARTICLE 39 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the closing sale exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 40 – The cases not regulated in these By-laws shall be solved in conformity with applicable legislation and regulation, including the Novo Mercado Regulation.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 23, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.